Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Jonathan M. Kopcsik, Esq.
JKopcsik@stradley.com
215.564.8099

September 8, 2017

Barbara T. Heussler
Senior Counsel
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Innovator ETFs Trust (formerly, Academy Funds Trust) and Innovator Management LLC, File No. 812-14780

Dear Ms. Heussler:

On behalf of the Applicants, below August 31, 2017 relating to the application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from section 15(a) of the Act and rule 18f-2 thereunder.

Below we have stated your comments and the Applicants' response to each comment.1

1.	Please insert the file no. 812-14780 on the cover page and page 1 of the application.
Response:  Applicants have made the requested revision.

2.	On page 1, in the carryover paragraph at the bottom of the page, in the last line, please delete "or future Funds."
Response:  Applicants have made the requested revision.
3.	On page 2, in the second full paragraph, in the first sentence, please insert "and the Trust" after "granted an order to Innovator Management."
Response:  Applicants have made the requested revision.

[1]	Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Application.

Barbara T. Heussler
September 8, 2017

4.	On page 2, in the second full paragraph, in the third sentence, please insert "and the Trust" after "On May 5, 2017, Innovator."
Response:  Applicants have made the requested revision.

5.	On page 2, please delete the third full paragraph in its entirety.
Response:  Applicants have made the requested revision.
6.	On page 2, please replace footnote 3 with the following: "Innovator Management and Innovator are not affiliated persons of each other."
Response:  Applicants have made the requested revision.
7.	On page 2, in footnote 4, please delete "(812-14358)."
Response:  Applicants have made the requested revision.
8.
On page 2, please replace footnote 5 with the following: "On [], 2017, the Staff issued a formal no-action letter confirming the oral relief that the staff provided to Jonathan Kopcsik, Esq., of Stradley Ronon Stevens & Young LLP on May 5, 2017. Innovator Capital Management, LLC, et al. (pub. avail. [], 2017."

Response:  Pursuant to a conversation with Jill Ehrlich following receipt of the foregoing comment, the Applicants have been instructed to disregard this comment.
9.
On page 5, please revise the first sentence in footnote 8 to read "Each Fund will be required to obtain shareholder approval of the Manager of Managers Structure before relying on the order granting manager of managers relief."

Response:  Applicants have made the requested revision.
10.	On page 6, in the first full paragraph, at the end of clause (2), please revise as follows: "…Sections 15(a) and 15(c) of the 1940 Act and rule 18f-2 thereunder."
Response:  Applicants have made the requested revision.
11.	On page 6, in the second full paragraph, in the second sentence after "prospectus," please replace "will contain" with "contains."
Response:  Applicants have made the requested revision.
12.	On page 6, in the third full paragraph, in the last sentence, please replace "requested" with "manager of managers" and after "condition 2," please insert "of this Application."
Response:  Applicants have made the requested revision.

Barbara T. Heussler
September 8, 2017

13.	On page 11, in the second full paragraph, in the third sentence, please replace "multimanager structure" with "Manager of Managers Structure."
Response:  Applicants have made the requested revision.
14.	On page 12, please update the precedent.
Response:  Applicants have made the requested revision.
* * * * *

We are attaching to the revised Application a marked PDF to show changes from the previously filed version of the Application.  Please direct any questions related to this filing to my attention at (215) 564-8099.  We appreciate your timely attention to this matter.

Sincerely,

/s/ Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	H. Bruce Bond, Innovator Capital Management, LLC
bbond@innovatoretfs.com